Exhibit 99.1

Stevanato Group Announces Closing of Upsized Public Offering of Ordinary Shares and

Exercise in Full of the Underwriters’ Option to Purchase Additional Ordinary Shares

PIOMBINO DESE, Italy – March 26, 2024 – Stevanato Group S.p.A. (NYSE: STVN) (“Stevanato Group,” or the “Company”), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries, today announced the closing of its previously announced upsized underwritten public offering of an aggregate of 14,605,000 of its ordinary shares, which includes the full exercise of the underwriters’ option to purchase 1,905,000 additional ordinary shares, at a public offering price of $26.00 per share.

Stevanato Group sold 7,302,500 ordinary shares (the “Company Offering”), and Stevanato Holding S.r.l., an affiliate and major shareholder of the Company (the “Selling Shareholder”), sold 7,302,500 ordinary shares (the “Selling Shareholder Offering” and, together with the Company Offering, the “Offering”).

The total gross proceeds from the Offering, before deducting underwriting discounts and commissions and offering expenses, were approximately $379.7 million, or approximately $189.8 million from each of the Company Offering and the Selling Shareholder Offering.

Stevanato Group intends to use the net proceeds from the Company Offering for general corporate purposes, including to enable Stevanato Group to satisfy the requirements of its ongoing investment activities and working capital needs, and to ensure an appropriate level of operating and strategic flexibility. Stevanato Group will not receive any proceeds from the Selling Shareholder Offering.

Morgan Stanley and William Blair served as lead book-running managers and as representatives of the underwriters for the Offering. BofA Securities, Citigroup and KeyBanc Capital Markets also served as joint book-running managers. The Offering was made pursuant to an automatic shelf registration statement on Form F-3 that was filed and automatically declared effective with the Securities and Exchange Commission (the “SEC”) on March 20, 2024 and a prospectus supplement to the accompanying prospectus that forms part of the registration statement. Copies of the prospectus and final prospectus supplement related to the Offering may be obtained by visiting the SEC’s website at www.sec.gov or by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649 or by email at prospectus@morganstanley.com or by contacting William Blair & Company, L.L.C., Attention Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy Stevanato Group’s ordinary shares, nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries. Stevanato Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle from development to clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

For more information, please visit www.stevanatogroup.com

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release, including statements regarding the intended use of proceeds from the Company Offering, are forward-looking statements based on Stevanato Group’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including market conditions and Stevenato Group’s results of operations. As such, the reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. For a description of additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 7, 2024 and in the prospectus supplement and the accompanying prospectus related to the Offering filed with the SEC. Stevanato Group cannot provide any assurances regarding its ability to effectively apply the net proceeds it received as described above. All forward-looking statements in this press release are based on information currently available to Stevanato Group and speak only as of the date of this press release, and Stevanato Group assumes no obligation to update these forward-looking statements in light of new information or future events, except as may be required by law.

Contacts:

Media	Investor Relations
Stevanato Group	Lisa Miles
media@stevanatogroup.com	lisa.miles@stevanatogroup.com

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